B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarters ended September 30, 2013 and 2012
(All tabular amounts are expressed in United States dollars, unless otherwise stated)

     This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 12, 2013 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”) are forward-looking statements that involve various risks, uncertainties and assumptions. See “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties”.

     The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine month periods ended September 30, 2013 and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are expressed in United States dollars, unless otherwise stated.

OVERVIEW

     B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with mining operations in Nicaragua and the Philippines, exploration and development projects in Namibia and Colombia and a portfolio of exploration assets in Colombia, Namibia, and Nicaragua. The Company currently operates the Libertad Mine and the Limon Mine in Nicaragua, and, commencing on January 16, 2013, the Masbate Mine in the Philippines (see “Acquisition of CGA Mining Limited” section). The Company has a 90% interest in the Ojtikoto gold project in Namibia, currently under construction (see “Otjikoto Property – Namibia” section), a 49% interest in the Gramalote property in Colombia, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has a 51% interest in a joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”), with an option to acquire an additional 19% interest, and a 60% interest in two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”).

     On June 4, 2013, the Company announced that its common shares had been approved to list on the NYSE MKT LLC (“NYSE MKT”) and subsequently began trading under symbol “BTG” on June 6, 2013. The Company’s shares will continue to be listed on the Toronto Stock Exchange under symbol “BTO” and on the Namibian Stock Exchange under the symbol “B2G”. The Company withdrew its shares from listing on the OTCQX concurrent with listing its shares on the NYSE MKT.

     On January 16, 2013, the Company acquired CGA Mining Limited (“CGA”). Under the terms of the Scheme of Arrangement, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. The primary asset acquired was CGA’s Masbate Mine located in the Philippines. With the completion of the transaction, B2Gold became an intermediate gold producer, achieving geographic and operational diversity including the potential to add significant future cash flow towards the Company’s development projects.

     The Company is projecting consolidated gold production in 2013 of 360,000 to 380,000 ounces and 395,000 to 420,000 ounces in 2014 from its Libertad, Limon and Masbate mines. With the first full year of gold production from the Otjikoto gold project in Namibia scheduled for 2015, the Company is projecting 2015 gold production of 550,000 ounces, based on current assumptions.

     On January 10, 2013, the Company announced positive results from the feasibility study for the Otjikoto gold project in Namibia, and commencement of mine construction (see “Otjikoto Property – Namibia” section). In addition, on April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility (“Senior Credit Facility”) with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The Senior Credit Facility will be used to fund construction and development costs related to Otjikoto and for general corporate purposes. In the first five years of its mine life, the Otjikoto mine is expected to produce approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce.

     The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million (excluding finance lease equipment purchases, power plant construction, and pre-production stripping costs). Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction, and pre-production stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

     On November 5, 2013, the Company announced additional positive drilling results from the exploration program at the Otjikoto project (see “Investing Activities - Otjikoto Property” section). These drill results from the Wolfshag zone further indicate the potential to outline a higher grade resource that could lead to the future expansion of production and/or an increase in the mine life. The Otjikoto mine, currently in construction, is on schedule and on budget to commence production in the fourth quarter of 2014.

     On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million (see “Liquidity and Capital Resources” section). The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018.

SUBSEQUENT EVENTS

Volta Resources Inc. acquisition

     On October 28, 2013, the Company and Volta Resources Inc. (“Volta”) announced that they had signed a binding letter agreement pursuant to which B2Gold has agreed to acquire (the “Transaction”) all of the outstanding common shares of Volta at the agreed exchange ratio of 0.15 B2Gold shares for each Volta share held (the “Consideration”), which represents a purchase price of approximately Cdn.$0.42 per Volta share and a total equity value for Volta of approximately $63 million based on the fully-diluted in-the-money Volta shares outstanding and a premium of 106% based on each respective company’s share price on the TSX on October 25, 2013. The Consideration represents an 81% premium based on B2Gold and Volta’s respective volume weighted average share prices on the TSX for the 20 trading day period ending October 25, 2013.

     The acquisition of Volta by B2Gold will add to B2Gold’s development portfolio an 81% interest in the Kiaka gold project in Burkina Faso, Africa and a 100% interest in two additional exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and contained in Volta’s current independent technical report released in January 2013 (subject to completion of a feasibility study, a positive conclusion from such feasibility study and obtaining the requisite financing and permits to proceed with construction and mining).

     The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66 2/3% of the votes cast in person or by proxy of the shareholders of Volta at a special meeting of

Volta shareholders to be held no later than January 15, 2014. The Transaction is also subject to, among other things, the negotiation and execution of a definitive agreement to give effect to the Transaction following completion of the confirmatory legal and financial due diligence on Volta on or before November 14, 2013, the receipt of all necessary regulatory, governmental and court approvals, and the satisfaction of certain other closing conditions customary for a transaction of this nature.

     The binding agreement includes customary deal protection provisions. Volta has agreed not to solicit any alternative transactions and to pay B2Gold a break fee equal to Cdn.$2 million in certain circumstances. In addition, Volta has granted B2Gold a right to match any competing offer. Closing of the Transaction is set to occur by no later than January 31, 2014.

     Upon completion of the Transaction, B2Gold will appoint one nominee of Volta to the B2Gold board of directors, with the existing eight directors of B2Gold continuing as directors.

     Upon completion of the Transaction, B2Gold will have approximately 675 million common shares issued and outstanding, with former Volta shareholders holding approximately 3.4% of the fully-diluted in-the-money shares outstanding of the combined company.

Philippines Update

     On Friday November 8, 2013, typhoon Haiyan (A.K.A. Yolanda) roared over the Philippines. Its presence was brief but devastating, a “storm of the century” that centered through Leyte, Samar, and hit population centers such as Cebu and Tacloban. Winds up to 320 kilometres/hour, 400 millimetres of rain in places and a 5 meter storm surge left a path of destruction from the category 5 typhoon.

     The eye of the Haiyan passed well south of Manila, and about 100 kilometres south of Masbate, where the Masbate Mine is located.

     Preparations at the Masbate Mine started well before the arrival of the storm to ensure that the mine was well protected and that employees were safely sheltered. As a consequence, there was no significant impact on Masbate’s operations. All infrastructure and services remain fully functional, including the supply chain. B2Gold would like to thank its employees and contracting associates for their proactive management and to express its relief that no injuries occurred on site.

     While the storms presence in the Philippines was brief, we are just now hearing of the dramatic impact from Haiyan. Recognizing the Company’s responsibility in countries where it operates, the Company joins other Canadians in support of recovery operations in the Philippines. The need is great and it is urgent. The Company has announced a donation of $1 million. One half of the donation will be made available for immediate relief efforts, and one half of the funding will be directed to reconstruction efforts later on. These funds are in addition to any personal donations from the Company’s employees and shareholders.

ACQUISITION OF CGA MINING LIMITED

     On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in-the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

     As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options.

     The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. The Acquisition Date was determined to be January 16, 2013 for accounting purposes; the Company’s consolidated financial statements include CGA’s results commencing from January 16, 2013. The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

     The cost of the acquisition was approximately $985 million, the fair value of B2Gold shares issued, based on the issuance of 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

     B2Gold’s acquisition related costs of $5.9 million have been charged to acquisition costs in the unaudited condensed consolidated statement of operations for the nine months ended September 30, 2013.

     The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. This is a preliminary purchase price allocation and therefore subject to adjustment over the remaining course of 2013 on completion of the valuation process and analysis of resulting tax effects.

$

Preliminary purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	526,280
- Masbate undeveloped mineral interest	389,673
- Pajo exploration property	15,128
Long-term Investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	17,129
Other long-term assets
- Ore stockpile inventory	22,800
- Other	150
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(20,261)
Deferred income taxes	(186,082)
Other long-term liabilities	(572)
Goodwill	151,716

Purchase price - 251,973,198 common shares of B2Gold issued on acquisition	984,870

     Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million relating to CGA’s transaction costs relating to the business combination, all paid subsequently in the first quarter of 2013.

     The Masbate Mine’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, of which $32.4 million and $0.5 million was expensed and included in cost of sales in the first and second quarter of 2013, respectively.

     Preliminary valuations, which may be adjusted prior to year-end, indicated that goodwill of $151.7 million (net) resulting from the acquisition arises fully on the recognition of deferred income tax liabilities (of $186.1 million) on the transaction. None of the goodwill is deductible for tax purposes.

     A preliminary value of approximately $390 million assigned to undeveloped mineral interest at the Masbate Mine was attributable to (i) mineralized material within mineral resources that management believes can be brought into production and (ii) exploration potential for deposits the Company has the legal right to access, and based on interpretation of information and results, including geological data, that were available at the acquisition date. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

REVIEW OF FINANCIAL RESULTS

Selected Quarterly Financial and Operating Results:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	128,730	67,065	406,218	188,268
Gold sold (ounces)	93,429	39,668	274,710	113,381
Average realized gold price ($/ ounce)	1,378	1,691	1,479	1,660
Gold produced (ounces)	98,992	42,156	260,736	113,561
Cash operating costs ($/ ounce gold)	653	571	699	580
Total cash costs ($/ ounce gold)	698	624	747	634
Adjusted net income(1) ($ in thousands)	12,363	19,684	60,043	61,242
Adjusted net income per share (1) – basic ($/share)	0.02	0.05	0.10	0.16
Net income ($ in thousands)	7,949	14,476	41,083	40,959
Earnings per share – basic ($/share)	0.01	0.04	0.07	0.11
Earnings per share – diluted ($/share)	0.00	0.04	0.05	0.10
Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,951	28,418	108,640	83,275
Cash flows from operating activities – before changes in non-cash working capital ($/share)	0.05	0.07	0.17	0.22

(1) Attributable to the shareholders of the Company.

Third quarter 2013 and 2012

     With the recent CGA acquisition on January 16, 2013 and continued strong performance from its Nicaraguan operations, the Company achieved another new quarterly production record. Consolidated gold production in the third quarter of 2013 was 98,992 ounces, an increase of 135% compared to the same period in 2012. Gold production from the Masbate Mine accounted for 113% of the increase, and gold production from the Company’s Libertad and Limon Mines in Nicaragua increased by 22% over the third quarter in 2012. The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from its Libertad, Limon and Masbate mines. Forecast consolidated cash operating costs for fiscal 2013 are expected to be in the range of $675 to $690 per ounce. Consolidated gold production in the last half of 2013 is expected to be 191,000 to 211,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.

     Gold revenue for the third quarter of 2013 was $128.7 million (which included a non-cash amount of $9.4 million described below) on sales of 93,429 ounces at an average price of $1,378 per ounce compared to $67.1 million on sales of 39,668 ounces at an average price of $1,691 per ounce in the 2012 third quarter. The significant increase of 92% in revenue (despite a 19% decrease in the average realized gold price) was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

     Gold revenue of $128.7 million included a non-cash amount of $9.4 million related to the amortization of deferred revenue, associated with the fair value adjustment of the gold forward contracts acquired as part of the CGA acquisition. On January 16, 2013, the Company assumed the gold forward contracts related to the Masbate project of 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting) was estimated to be negative $37.4 million on January 16, 2013. For accounting purposes, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. During the quarter, 12,657 ounces of gold were delivered under the gold forward contracts at an average settlement price of $917 per ounce.

     In the third quarter of 2013, the Masbate Mine accounted for $59.5 million (which included a non-cash amount of $9.4 million described above) of gold revenue from the sale of 41,557 ounces, the Libertad Mine accounted for $51.4 million (Q3 2012 - $44.9 million) of gold revenue from the sale of 38,572 ounces (Q3 2012 – 26,463 ounces) while $17.8 million (Q3 2012 - $22.2 million) was contributed by the Limon Mine from the sale of 13,300 ounces of gold (Q3 2012 – 13,205 ounces).

     Consolidated cash operating costs for the third quarter of 2013 was $653 per ounce of gold, a significant improvement over budgeted cash operating costs of $725 per ounce and $732 per ounce reported in the second quarter of 2013. Gold production from the Company’s three mines exceeded each of the mine’s budgeted production in the third quarter of 2013, and all three mines achieved lower than budgeted per ounce cash operating costs.

     Cash flow from operating activities before changes in non-cash working capital was $32 million in the third quarter of 2013 compared to $28.4 million in the third quarter of 2012, an increase of 12% compared to the third quarter of 2012 (despite a 24% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue).

     As at September 30, 2013, the Company remained in a strong financial position with cash of $283.7 million.

     On August 23, 2013, the Company issued convertible senior subordinated notes with an aggregate principal amount of $258.75 million (see “Liquidity and capital resources” section). For accounting purposes, the Company has designated the notes at fair value through profit or loss (“FVTPL”). The equity conversion option was not separately classified as equity, since the Company has the ability to settle the option at fair value in cash, common shares or a combination of cash and common shares in certain circumstances. The Company does not separately account for the fair value of the equity conversion option as a derivative, as it has classified the entire notes as a liability accounted for at FVTPL. The notes were initially recognized at fair value on the balance sheet with all subsequent changes in fair value being recorded immediately in the statement of operations. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9 million. During the quarter ended September 30, 2013, the Company recorded a gain of $8.6 million in the statement of operations, relating to the change in fair value of the notes. The notes are measured at fair value on each financial reporting period-end date. The fair value of the notes was determined from the quoted price of the notes that are traded in an over-the-counter broker market. Interest expense related to the notes is disclosed as part of the overall change in fair value of the notes in the statement of operations.

     Adjusted net income was $12.4 million ($0.02 per share) compared to $19.7 million ($0.05 per share) in the same period of 2012 (see “Non-IFRS Measures” section for reconciliation of net income to adjusted net income). Adjusted net income was lower in the current quarter mainly due to higher general and administrative costs of $2.6 million and an increase in realized derivative losses of $2 million. Interest expense and current income taxes were also higher by $1.1 million and $0.7 million, respectively.

     For the third quarter of 2013, the Company generated (GAAP) net income of $7.9 million ($0.01 per share) compared to $14.5 million ($0.04 per share) in the equivalent period of 2012.

     General and administrative costs relate to the Company’s head office in Vancouver, the Managua office in Nicaragua, and the Makati office in the Philippines. Consolidated general and administrative costs increased in the third quarter of 2013 compared to the year ago period by approximately $2.6 million, of which $1 million related mainly to Makati administrative costs and $1.6 million to Vancouver Corporate costs including increased salaries and consulting costs.

     For the three months ended September 30, 2013, the Company recorded realized derivative losses of $2 million and unrealized derivative gains of $0.8 million (see “Liquidity and capital resources – derivative financial instruments” section). The realized derivative losses relate to the Company’s foreign currency contracts, entered into to manage its foreign currency exposure relating to the development of its Otjikoto project. These contracts reduce the Company’s foreign currency exposure to the Rand below the budgeted rate of 8.5 Rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

     The Company also reported $1.1 million (net of capitalized interest) in interest expense as compared with $0.1 million in the third quarter of 2012. The increase in interest expense was due to increased debt, relating to the revolving corporate credit facility and finance lease obligations. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes issued on August 23, 2013 was recorded as part of the overall change in fair value of the notes in the statement of operations. During the three months ended September 30, 2013, the Company capitalized interest costs on its borrowings attributable to funds spent on Otjikoto (subsequent to the issuance of the related loans) in the amount of $0.3 million. This interest was calculated on an effective interest basis on the Company’s aggregate borrowings which includes the convertible senior subordinated notes and the revolving corporate credit facility.

     Current income tax expense increased by $0.7 million in the third quarter of 2013 compared to the same period in 2012, mainly due to higher income in Nicaragua from increased gold production.

     In the third quarter of 2013, the Company made a decision to curtail exploration on the Cebollati property and to search for a joint venture partner willing to continue to explore the property for an economic gold deposit. As a result, the carrying value of the Cebollati property was written off and a charge of $9.6 million was recorded in the statement of operations.

Year-to-date results

     For the first nine months of 2013, consolidated gold revenue was a record $406.2 million compared to $188.3 million in the same period in 2012. The significant increase of 116% in revenue was driven by gold production from the Company’s newly acquired Masbate Mine as well as increased production from its Nicaraguan operations.

     Total attributable gold production for the first nine months was a record 260,736 ounces at a consolidated cash operating cost of $699 per ounce, compared to budgeted total attributable production of 262,154 ounces at a budgeted consolidated cash operating cost of $746 per ounce. Gold production is budgeted to be higher in the second half of 2013 and remains on target. The Company is projecting its fifth consecutive record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over original guidance of $685 to $730 per ounce.

     Adjusted net income was $60.0 million ($0.10 per share) in the nine months ended September 30, 2013 compared to $61.2 million ($0.16 per share) in the comparative period (see “Non-IFRS Measures” section for reconciliation of net income to adjusted net income).

     For the nine months ended September 30, 2013, the Company generated (GAAP) net income of $41.1 million ($0.07 per share) compared to $41 million ($0.11 per share) in the equivalent period of 2012.

     General and administrative costs increased by $10.9 million to $23.9 million in the nine months to September 30, 2013 from $13.1 million in the same period of 2012, of which $3.6 million related mainly to Makati administrative costs and $4.7 million related to increased salaries and benefits costs, including $3.3 million to cash bonuses paid to senior management in the second quarter of 2013. The remainder related to increased corporate growth and development activities.

     For the nine months ended September 30, 2013, current tax expense was $16.4 million compared to $10.7 million for the comparative period in 2012. This increase was primarily due to lower tax deductions in Nicaragua in 2013 as compared to 2012 due mainly to refiling of tax returns to use the past ad-valorem payments as tax credits in 2012.

MASBATE MINE – PHILIPPINES

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	59,507	-	209,111	-
Gold sold (ounces)	41,557	-	137,201	-
Average realized gold price ($/ ounce)	1,432	-	1,524	-
Tonnes of ore milled	1,706,181	-	4,175,954	-
Grade (grams/ tonne)	1.05	-	1.09	-
Recovery (%)	82.8	-	83.4	-
Gold production (ounces)	47,643	-	122,433	-
Cash operating costs ($/ ounce gold)	735	-	791	-
Total cash costs ($/ ounce gold)	782	-	839	-
Capital expenditures ($ in thousands)	10,033	-	20,846	-
Exploration ($ in thousands)	1,202	-	4,719	-

     Gold sales from the Masbate Mine totalled 41,557 ounces in the third quarter of 2013 at an average realized price of $1,432 per ounce, generating revenue of $59.5 million (which included a non-cash amount of $9.4 million related to the amortization of deferred revenue). Year-to-date, the Masbate Mine generated gold revenue of $209.1 million (which included a non-cash amount of $28.2 million related to the amortization of deferred revenue) from the sale of 137,201 ounces at an average price of $1,524 per ounce.

     Third quarter production at the Masbate Mine in the Philippines was 47,643 ounces of gold at a cash operating cost of $735 per ounce from 1,706,181 tonnes of ore milled at an average grade of 1.05 grams per tonne (“g/t”) gold. This compares to budget of 45,014 ounces at a cash operating cost of $851 per ounce. The higher than budgeted gold production was a result of improvements arising from changes in pit sequencing and higher mill throughputs. The significant reduction in cash operating costs per ounce resulted from a combination of lower levels of waste movement, lower than budgeted drilling and blasting costs, insurance cost reductions and higher than budgeted gold production.

     First nine months attributable production at the Masbate Mine in the Philippines was 122,433 ounces of gold at a cash operating cost of $791 per ounce, compared to budgeted attributable production of 126,637 ounces at a budgeted cash operating cost of $858 per ounce. The main reason for lower than expected production was the temporary suspension of mining operations for seventeen days in June 2013, to replace a process pipeline. The significant reduction in cash operating costs per ounce for the first nine months resulted mainly from the same factors outlined above for the third quarter. Overall, Masbate production for full year 2013 (including non-attributable pre-acquisition production of 7,087 ounces) is expected to fall within the Company’s previously released guidance range of 175,000 to 185,000 ounces.

     Capital expenditures in the three and nine months ended September 30, 2013 totalled $10 million and $20.8 million, respectively, mainly for the tailings dam expansion, major overhauls to mining equipment, a new workshop and funds related to the new SAG mill purchase.

     At the Masbate Mine in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (reduced from $11 million) is underway with four drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program is comprised of reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching is being carried out on a number of priority target areas outside of the current resource.

     In 2014, the Masbate Mine is forecast to produce between 190,000 and 200,000 ounces of gold with a cash operating cost of $785 to $815 per ounce. The Masbate SAG mill change out will be deferred to 2014. This will allow the mill installation to be coordinated with the delivery of larger motors, while serving to maximize ounce production toward the high end of the production range for 2013. The decision also moves some capital costs into 2014. Annual plant capacity will rise slightly after the SAG mill change out in the second quarter of 2014, to 6.85 million tonnes per year (current milling capacity is 6.5 million tonnes per year). Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way but no decision on this will be made until at least the first quarter of 2014.

Masbate Reserves Update

     A new mineral reserve estimate for the Masbate Mine was completed based on the existing mineral resource model as of December 31, 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral reserve contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

LIBERTAD MINE – NICARAGUA

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	51,434	44,911	134,430	129,009
Gold sold (ounces)	38,572	26,463	94,109	77,671
Average realized gold price ($/ ounce)	1,333	1,697	1,428	1,661
Tonnes of ore milled	524,209	517,656	1,491,992	1,528,812
Grade (grams/ tonne)	2.36	1.91	2.13	1.75
Recovery (%)	94.3	92.3	94.4	91.9
Gold production (ounces)	37,311	29,441	96,017	78,822
Cash operating costs ($/ ounce gold)	545	513	593	506
Total cash costs ($/ ounce gold)	574	547	623	540
Capital expenditures ($ in thousands)	2,344	5,525	14,449	22,890
Capital expenditures ($ in thousands) – Jabali development	3,176	3,894	11,303	8,547
Exploration ($ in thousands) – including Jabali exploration	1,369	819	4,089	5,493

     The Libertad Mine continued its strong performance in the third quarter of 2013, establishing a new quarterly production record of 37,311 ounces of gold. Gold production increased in the quarter by over 26% compared to both the second quarter of 2013 and third quarter of 2012. Gold production at the Libertad Mine also exceeded budget in both the three and nine month periods ended September 30, 2013, at lower than budgeted per ounce cash operating costs.

     Gold production for the full year of 2013 is expected to remain within the Company’s previously announced guidance of 131,000 to 137,000 ounces. Gold production in the last half of 2013 is expected to be 75,000 to 78,000 ounces (as previously announced), approximately 30% higher compared to the first six months of 2013 due to: increased mill through-put as a result of a mill expansion, now completed, which increased the mill capacity by 10%, higher grade ore from the Santa Maria and Jabali open pits, and higher gold recoveries. The Libertad Mill is budgeted to process an average of 5,743 tonnes of ore per day for a total of approximately 2.1 million tonnes of ore for the year at an average grade of 2.19 g/t gold. Cash operating costs for the second half of 2013 have been revised lower to $500 to $530 per ounce, compared with previous guidance of $515 to $545 per ounce. Forecast cash operating costs for fiscal 2013 are expected to be in the range of $555 to $570 per ounce.

     Gold sales from the Libertad Mine totalled 38,572 ounces (Q3 2012 – 26,463 ounces) in the third quarter of 2013 at an average realized price of $1,333 per ounce (Q3 2012 - $1,697 per ounce), generating revenue of $51.4 million (Q3 2012 - $44.9 million).

     In the third quarter of 2013, the Libertad Mine produced 37,311 ounces of gold at a cash operating cost of $545 per ounce from 524,209 tonnes of ore milled at an average grade of 2.36 g/t gold. This compares to budget of 36,492 ounces at a cash operating cost of $570 per ounce. The main reasons for the improved production and related lower cash operating costs per ounce at the Libertad Mine were improved recoveries (94.3% compared to 92% budget) and better grade (2.36 grams per tonne compared to 2.22 grams per tonne) which offset slightly lower throughput from operations due to higher than normal rainfall. Mill throughput averaged 5,700 tonnes of ore per day for the quarter. Ore during the quarter was sourced from Mojon (30%), Crimea (29%), Santa Maria (31%) and Jabali (10%). Ore shipments from Jabali were as expected. Although, deliveries were intermittent while the initial benches were mined, but volume contribution was as per budget (10% mill feed). The private haul road from Jabali to La Libertad is now complete.

     During the nine months of 2013, the Libertad Mine generated gold revenue of $134.4 million from the sale of 94,109 ounces at an average realized price of $1,428 per ounce, compared to $129 million from the sale of 77,671 ounces at an average realized price of $1,661 per ounce in the same period of 2012. Total production for the first nine months from the Libertad Mine was 96,017 ounces of gold at a cash operating cost of $593 per ounce compared to budgeted production of 94,812 ounces at a budgeted cash operating cost of $608 per ounce. The main reasons for the improved production and lower than budgeted cash operating costs at the Libertad Mine were better grade and improved recoveries, offset by marginally lower mill throughput.

     Cash operating costs for 2013 were budgeted to increase over 2012 due to higher strip ratios, higher energy, consumables, and contractor mining costs. Offsetting these costs is the production increase from the mill expansion and higher budgeted gold grade of 2.19 g/t and gold recoveries of 92%.

     Total capital expenditures in the third quarter of 2013 were $5.5 million. Deferred stripping, mainly at the Santa Maria and Mojon West pits, totalled $1.4 million and Jabali capital costs were $3.2 million. Jabali costs included completion of the haul road (final bridge) and land purchases. Year-to-date capital expenditures totalled $25.8 million, including deferred stripping, mainly at the Santa Maria pit, of $8.5 million, Jabali capital costs of $11.3 million, improvements to the processing plant of $2.1 million and equipment purchases of $1.0 million.

     For fiscal 2013, the Company has budgeted capital costs at Libertad (including Jabali) of approximately $38.5 million (reduced down from $45.6 million). The majority of this capital cost will be expended on preparation and equipment for surface mining of the Jabali Central pit, pre-stripping at the Santa Maria, Mojon and Jabali pits, and the aforementioned mill expansion.

     The Libertad exploration budget for 2013 is approximately $4.2 million (reduced from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground and continued exploration on a number of regional targets, including the San Juan trend, Chamarro-Socorro trend, Cerro Quiroz and others.

     For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces with cash operating costs of between $540 and $555 per ounce. Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput. Jabali is forecast to contribute 17 percent of process plant feed, at a higher grade of 2.99 grams of gold per tonne forecast.

LIMON MINE – NICARAGUA

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
Gold revenue ($ in thousands)	17,789	22,154	62,677	59,259
Gold sold (ounces)	13,300	13,205	43,400	35,710
Average realized gold price ($/ ounce)	1,338	1,678	1,444	1,659
Tonnes of ore milled	111,895	97,385	325,514	290,404
Grade (grams/ tonne)	4.29	4.47	4.43	4.10
Recovery (%)	91.5	91.0	91.4	90.9
Gold production (ounces)	14,038	12,715	42,286	34,739
Cash operating costs ($/ ounce)	658	704	669	747
Total cash costs ($/ ounce)	745	804	761	846
Capital expenditures ($ in thousands)	4,543	5,449	12,529	16,891
Exploration ($ in thousands)	1,055	1,046	3,462	3,484

     The Limon open pit and underground mine had another strong quarter, producing 14,038 ounces of gold in the third quarter of 2013, an increase of approximately 10% compared to the corresponding quarter in 2012. For the first nine months of 2013, gold production increased by approximately 22% over the same period in 2012. Gold production at the Limon Mine exceeded budget in both the three and nine month periods ended September 30, 2013, at lower than budgeted per ounce cash operating costs.

     For the full year of 2013, gold production at the Limon Mine is expected to be at the top end of the Company’s previously announced guidance of 54,000 to 58,000 ounces. For the second half of 2013, as a result of Limon Mine’s strong operating performance, cash operating costs are now forecast to decrease to $635 to $655 per ounce, compared to previous guidance of $720 to $750 per ounce. Forecast cash operating costs for fiscal 2013 are expected to be in the range of $655 to $665 per ounce. The increase in budgeted 2013 gold production is the result of delivering higher grade ore primarily from the Santa Pancha underground mine and Veta Nueva open pit to the mill and higher plant through-put.

     Gold sales from the Limon Mine totalled 13,300 ounces in the third quarter of 2013 (Q3 2012 – 13,205 ounces) at an average realized price of $1,338 per ounce (Q3 2012 - $1,678 per ounce), generating revenue of $17.8 million (Q3 2012 - $22.2 million).

     In the third quarter of 2013, the Limon Mine produced 14,038 ounces of gold at a cash operating cost of $658 per ounce from 111,895 tonnes of ore milled at an average grade of 4.29 g/t at a processed gold recovery of 91.5%, compared to budget of 13,921 ounces at a cash operating cost of $728 per ounce. Lower than budgeted underground mining costs contributed to the significant reduction in cash operating costs per ounce.

     For the nine months ended September 30, 2013, the Limon Mine generated gold revenue of $62.7 million (2012 - $59.3 million) from the sale of 43,400 ounces (2012 – 35,710 ounces) at an average price of $1,444 per ounce (2012 - $1,659 per ounce). Cash operating costs were $669 per ounce compared to budget of $719 per ounce and were lower than budget mainly due to higher than expected gold production and reduced underground operating costs. Year-to-date, gold production was 42,286 ounces compared to budget of 40,705 ounces. Year-to-date, gold production increased 22% and cash operating costs decreased 10% compared to the same period in 2012. The higher than budgeted gold production and the significantly lower than budgeted cash operating costs at the Limon Mine were the result of increased throughput and mining of higher grade material.

     Capital expenditures in the third quarter of 2013 totalled $4.5 million which included $1.1 million of deferred underground mine development, and $2.0 million of improvements and expansion of through-put capacity to the processing plant. Other capital expenditures included equipment purchases and deferred stripping. Year-to-date, capital expenditures totalled $12.5 million, primarily for $3.1 million of deferred underground mine development, $2.3 million of deferred stripping charges and $3.1 million of improvements to the processing plant. Other costs include mine improvements and expansion of through-put capacity to the processing plant and equipment purchases.

     Capital expenditures at the Limon Mine in 2013 were originally budgeted to total approximately $21.7 million but have been reforecast to $20.4 million. The majority of this capital expenditure will fund underground mine development, mill upgrades, tankage at the processing plant and development work on the Santa Pancha and Pavon projects.

     The 2013 Limon exploration budget is approximately $4.3 million (reduced from $5.7 million) to fund approximately 13,500 metres (reduced from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

     Based on results to date, B2Gold’s exploration team believes there is potential to further increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could potentially further increase annual gold production.

     For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces with a cash operating cost of $690 to $705 per ounce. Better performance is a result of increased throughput, improved grades, and improved recovery.

OTJIKOTO PROPERTY – NAMIBIA

     The Otjikoto gold project is located 300 kilometres north of Namibia's capital city of Windhoek between the towns of Otjiwarongo and Otavi. The project benefits significantly from Namibia's well established infrastructure with paved highways, a railway, power grids, and process water all close by. Located in the western part of southern Africa, Namibia is one of the continent's most politically and socially stable jurisdictions.

      The Company previously announced robust results from the Feasibility Study and the commencement of construction at the Otjikoto gold project in Namibia (see news release dated January 10, 2013). The 2013 construction and development budget for the Otjikoto project totals approximately $134.4 million. Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled. The current mine plan is based on probable mineral reserves of 29.4 million tonnes at a grade of 1.42 g/t containing 1.341 million ounces of gold at a stripping ratio of 5.59:1 to be mined over an initial 12 year period.

     The current average annual production for the first five years is estimated to be approximately 141,000 ounces of gold per year at an average cash operating cost of $524 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average cash operating cost of $689 per ounce.

     Construction of the Otjikoto Gold Mine is ongoing, on schedule and on budget. Construction commenced January 2013 and will continue into the fourth quarter of 2014. It is anticipated that gold will be produced during the fourth quarter of 2014 with a ramp up to full production in early 2015. All mining equipment for the initial stages of mine development has arrived at site and strip mining has commenced. Mining has removed more than 1.6 million cubic meters of material and includes the first successful blast in July 2013. All mining is being completed by a B2Gold workforce. Work at the mill has focused on development of the necessary infrastructure needed to complete the mill erection and stockpiling of the necessary sand and aggregate for concrete and engineered fill material. This includes erection of the construction shop and office complex. Additionally, a concrete batch plant has been constructed and is being used to pour foundations for the mill structures. At the mill, all major excavations have been completed and engineering backfill has been placed and approved by an independent third party (SRK, S. Africa). Additionally, the leach tank base rings have been installed and installation of the tanks began in October 2013. More than 95% of all earthworks have been completed. Additionally, the penstock structure has been substantially completed, underdrain piping has been installed, and 35% of the liner has been installed. It is anticipated that this structure will be completed in the fourth quarter of 2013 (in time to capture the rain from the rainy season in the pond). The man camp has been completed and is open for employees. It is anticipated that as many as 600 people will live in the camp by the end of 2013. Currently, B2Gold Namibia employs more than 450 people.

     Pre-production expenditures for the nine months ended September 30, 2013 totalled approximately $121.6 million (on a cash basis), including mobile equipment purchases of $41.2 million, power plant costs of $15.5 million and prestripping costs of $4.1 million.

     A further $7 million (reduced from $8 million) has been budgeted in 2013 for exploration to fund 24,145 metres of infill and regional exploration drilling. The Company’s geology team believes there is significant exploration upside at the Otjikoto gold project as indicated by the Wolfshag Zone drill results, announced on November 5, 2013 and July 17, 2013.

     On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately $6.5 million.

     On April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price was satisfied by a payment of $6.6 million to the Company and a $1 million payment as consideration for EVI assigning to the Company its existing right to acquire an additional 5% interest in the Otjikoto gold project. It is expected that the proceeds from the sale of the common shares of the Company will be used by EVI to redeem the preference shares held by B2Gold Namibia. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

     On April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI so that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans accrue interest at a rate of up to 5% per annum and are secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loans are expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

     On July 9, 2013, EVI exercised its right to acquire the additional 2% interest in the Otjikoto Project. Accordingly, the Company and EVI now hold a 90% and 10% interest, respectively, in the Otjikoto Project and EVI has no further right to increase its interest in the Otjikoto Project. For accounting purposes, as the issuance of common shares in the Company’s subsidiary, B2Gold Namibia, did not result in a loss of control, the dilution of the Company's aggregate interest in its subsidiary and corresponding increase in the non-controlling interest of $2.6 million was accounted for within Shareholders' Equity in accordance with the consideration received.

GRAMALOTE PROPERTY – COLOMBIA

     The Gramalote property is located 80 kilometres northeast of Medellin in central Colombia, with AngloGold Ashanti Limited ("AngloGold") as manager and has excellent access and infrastructure. The project is a 49%-51% B2Gold-AngloGold joint venture.

     An independent audit of the Gramalote mineral resource was completed in June 2013 and a final report and recommendations have been received. As a result of this audit, the prefeasibility study schedule has been revised to accommodate the following:

  Re-estimate the Gramalote Central Ridge mineral resource, incorporating all of the recommendations from the audit. The new estimate is expected to employ “Uniform Conditioning Simulations” to better model local recoverable resources which is expected to more accurately predict grade and tonnage in the lower grade domains.
  Incorporate 23 new drill holes that were completed during April to June 2013 that were not part of the previous estimate.
  Complete trade-off studies using the updated mineral resource model to determine what project size generates the best economic case.

     The schedule for the delivery of the prefeasibility study is now estimated to be late November 2013, which will allow for a project decision on whether to proceed with a bankable Feasibility Study in 2014.

     The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

     The 2013 forecast for Gramalote expenditures is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million). This is a reduction of approximately $26 million from the original budget estimate of $118 million.

BELLAVISTA PROPERTY – COSTA RICA

     The Company continues with site monitoring and maintenance to keep the Bellavista property in full regulatory compliance.

     On June 21, 2013, the Company completed an option to purchase agreement with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee has the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% NSR on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised.

     Two drilling stages have been completed by the Optionee, consisting of 16 diamond drill holes totalling 1,128 metres. Future drilling and additional field investigations will depend on the on the results of the programs completed to date. Samples have been sent to Canada for assay and metallurgical testing.

     An action was filed against the National Technical Secretariat of the Environment (“SETENA”) and the Ministry of Environment, Energy and Telecommunications (“MINAET”) of Costa Rica on May 31, 2013. This is an action under administrative law against Costa Rica and resolutions adopted by SETENA and MINAET, in rejecting the environmental assessment document for a new processing plant for the Bellavista mine. The action asks that the court order SETENA to deliver the terms of reference for the new processing plant, or that the Company be compensated by Costa Rica for being denied the opportunity to benefit from the Company’s valid mining concession. The outcome of this claim is not determinable at this time and no accrual for this contingency has been made in the consolidated financial statements.

Contingent gains

     By Statement of Claim dated March 16, 2009, Central Sun commenced a legal proceeding in Ontario (the “Engineering Action”) against several engineering firms and certain individual engineers alleging that the Defendants were negligent and breached their contractual obligations with respect to the siting, design, construction, assessment and monitoring of the Bellavista gold mine in Costa Rica, and that the mine was affected by a landslide, and as a result, closed and was placed on care and maintenance. As a result of the Defendants’ alleged negligence and/or breach of contract, the Company claims damages. The Engineering Action is still at the pleadings stage. Preliminary motions brought by certain defendants have resulted in an Order that the Ontario Courts do not have jurisdiction to hear the claims against those defendants. That Order is currently under appeal. The outcome of this claim is not determinable at this time and no accrual for this contingency gain has been made in the consolidated financial statements.

     CGA entered into an Industrial All Risks insurance contract with UCPB General Insurance Co. Inc. of the Philippines (“UCPB”) pursuant to which, UCPB agreed to indemnify CGA in respect of damage to property, machinery and equipment located at the Masbate Gold Project occurring between May 14, 2010 and November 14, 2011 and any business interruption loss. On July 10, 2011, a large crack was discovered in the steel shell of the rotary drum of the SAG mill situated at the Masbate Gold Project. Consequently, CGA suffered damaged to property resulting in an interruption to the operation of the SAG mill. CGA suffered a loss of profit and incurred repair and replacement and increased costs. On and after July 10, 2011, CGA notified UCPB and certain reinsuring parties of the damage to SAG mill and the business interruption loss and claimed an indemnity in respect of the costs of repair and the business interruption loss incurred. UCPB and the reinsuring parties have declined to indemnify CGA in respect of the claim. CGA maintains, and the reinsuring parties deny, that UCPB and the reinsuring parties are obliged to indemnify CGA in respect of the claim. The outcome of this claim is not determinable at this time and no accrual for this contingency gain has been made in the consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

     The Company ended the third quarter of 2013 with cash and cash equivalents of $283.7 million compared to cash and cash equivalents of $95.7 million at June 30, 2013. Working capital at September 30, 2013 was $314.2 million compared to working capital of $120.9 million at June 30, 2013. On August 23, 2013, the Company issued convertible senior subordinated notes for net proceeds of $249.7 million.

     On August 23, 2013, the Company issued convertible senior subordinated notes (“the notes”) with an aggregate principal amount of $258.75 million. The notes bear interest at a rate of 3.25% per annum, payable semi-annually on April 1st and October 1st of each year commencing from April 1, 2014. The notes will mature on October 1, 2018. The notes are subordinated in right of payment to any existing and future senior indebtedness, including indebtedness under the Senior Credit Facility. The notes will rank senior in right of payment to any future subordinated borrowings. The notes are effectively junior to any secured indebtedness and the notes are structurally subordinated to all indebtedness and other liabilities of the Company’s subsidiaries. Transaction costs directly attributable to the issuance of the notes were immediately expensed in the statement of operations in the amount of $9 million.

     Holders of the notes may convert the notes at their option at any time from July 1, 2018 to the maturity date. The notes will be convertible, at the holder’s option, at a conversion rate of 254.2912 common shares for every $1,000 principal amount of notes (equal to an initial conversion price of approximately $3.93 per common share), subject to adjustments in certain events. In addition, the holder has the right to exercise the conversion option from January 1, 2014 to July 1, 2018, if (i) the market price of B2Gold common shares for at least 20 trading days during the period of 30 consecutive trading days is greater than or equal to 130% of the conversion price on each applicable trading day, (ii) during the 5 business day period after any consecutive 5 trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of the notes for each trading day in the measurement period was less than 98% of the product of the last reported sales price of B2Gold common shares and the conversion rate on each such trading day, (iii) the notes are called for redemption or (iv) upon occurrence of certain contingent corporate events. The Company may upon conversion by the holder, elect to settle in either cash, common shares, or a combination of cash and common shares, subject to certain circumstances.

     The Company may not redeem the notes prior to October 6, 2016, except in the event of certain changes in Canadian tax law. On or after October 6, 2016, the Company may redeem for cash, subject to certain conditions, any or all of the notes, at its option, if the last reported sales price of the Company’s common shares for at least 20 trading days during any 30 consecutive trading day period ending within 5 trading days immediately preceding the date on which the Company provides notice of redemption exceeds 130% of the applicable conversion price on each applicable trading day. The Company may also redeem the notes, if tax laws related to Canadian withholding tax change subject to certain further conditions.

     On April 16, 2013, the Company announced the closing of a new senior secured revolving credit facility with a syndicate of banks. The Senior Credit Facility is comprised of three tranches of $50 million each for a total of $150 million and has replaced the prior $25 million revolving credit facility with Macquarie Bank Limited. The term of the Senior Credit Facility will be for a period of four years with a final repayment date of March 28, 2017. The facility has an interest rate of LIBOR plus a margin of 3.5% . The Senior Credit Facility is a revolving facility and is being used to fund construction and development costs related to the Otjikoto Project in Namibia and for general corporate purposes.

     The Senior Credit Facility is secured by a general security agreement from the Company granting a security interest over the Company’s assets, pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries and guarantees from certain of the Company’s subsidiaries guaranteeing the obligations of the Company relating to the Senior Credit Facility and in certain cases, security from the guarantors, all in favour of the Lenders. Transaction costs relating to the Senior Credit Facility totalled $4 million and are being amortized over the term of the facility. The principal amount owing under the Senior Credit Facility has been presented on the Consolidated Balance Sheet net of the unamortized balance of transaction costs.

     As at September 30, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million at September 30, 2013. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

     Availability of the third tranche of $50 million remains subject to satisfaction of certain conditions at the time of drawing including conditions regarding security granted or to be granted to the lenders under this facility in Nicaragua and Namibia. The Company expects that it will be able to satisfy (or obtain waivers for) the conditions to proceed with drawing the third tranche of the Senior Credit Facility as needed.

     The following table summarizes the Company’s scheduled debt repayments on its outstanding debt as at September 30, 2013:

	Q4
	2013	2014	2015	2016	2017	2018	Total

	$	$	$	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)	(000’s)

Convertible senior subordinated notes:
- Principal	-	-	-	-	-	258,750	258,750
- Interest	-	9,321	8,409	8,409	8,409	8,409	42,957

Revolving corporate credit facility:
- Principal	-	-	-	-	50,000	-	50,000
- Interest & commitment
fees (estimated)	661	2,644	2,644	2,644	1,322	-	9,915

Finance lease obligations:
- Principal	2,009	7,172	5,268	4,833	-	-	19,282
- Interest	233	692	378	246	-	-	1,549

Equipment loan:
- Principal	143	665	665	665	665	166	2,969
- Interest (estimated)	34	120	91	61	32	3	341

	3,080	20,614	17,455	16,858	60,428	267,328	385,763

     The Company is projecting another record year for gold production in 2013, with consolidated production of 360,000 to 380,000 ounces expected from the Libertad, Limon and Masbate mines. Consolidated gold production in the last half of 2013 is expected to be 191,000 to 211,000 ounces. Forecast consolidated cash operating costs for the second half of 2013 are in a reduced range of $630 to $660 per ounce, a significant improvement over previous guidance of $685 to $730 per ounce.

     In light of the recent significant decline in gold price the Company has modified its capital expenditures program for 2013. Exploration spending has been reduced by $11 million from $44 million to $33 million, with a focus on mine site and brownfields exploration. The reforecast capital budget for Gramalote for 2013 has been reduced by $26 million from $118 million to $92 million (stated at 100%. B2Gold’s 49% joint venture participation in the reforecast budgeted expenditures is $45 million, for a reduction of $13 million against their budgeted share of expenditures). Construction at Ojikoto is progressing well and total expenditure estimates remain within previous guidance.

     The 2013 net construction and development budget for the Otjikoto project totals approximately $134.4 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). Construction is scheduled for completion in the fourth quarter of 2014 when mill production is expected to begin and the first gold production from the Otjikoto gold project is scheduled.

     Annual capital expenditures at the Libertad and Limon mines for 2013 are budgeted to be approximately $38.5 million (reduced from $45.6 million), including Jabali development, and $20.4 million (reduced from $21.7 million), respectively.

     As at September 30, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in the MD&A):

  For the purchase of 0.2 million gallons of diesel over the next four years valued at an estimated $0.7 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $0.7 million will be incurred in 2013.

  For the purchase of $6.9 million of equipment for the construction of the mill, crusher and processing tanks at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $4.7 million is expected to be incurred in 2013 and the remaining $2.2 million in the first half of 2014.
  For further payments of $21.6 million for the construction of a power plant at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but it is expected that $14.4 million will be incurred in 2013 and the remaining $7.2 million in 2014.

Derivative financial instruments

     The Company has entered into foreign currency contracts to manage its foreign currency exposure of forecast expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African Rand, the Company enters into foreign currency contracts between the South African Rand and the United States dollar due to their greater liquidity.

     At September 30, 2013, forward currency contracts totalling $9 million at an average rate of 9.4 Rand were outstanding with maturity dates ranging from October 2013 to December 2014. In addition, “zero-cost put/ call” collar contracts totalling $43.5 million were outstanding with maturity dates ranging from October 2013 to December 2014 with an average floor price of 9.11 Rand and an average ceiling price of 10.08 Rand. These contracts reduce the Company’s foreign currency exposure to the Rand below the budgeted rate of 8.5 Rand to the United States dollar, the conversion ratio used for the Otjikoto construction budget. These contracts were entered into to protect against capital cost over-runs that may otherwise occur due to currency fluctuations.

     These derivative instruments were not designated as hedges by the Company and are recorded at their fair value at the end of each reporting period. Changes in the fair value are included in the statement of operations for the period. For the three month and nine month period ended September 30, 2013, the Company recorded an unrealized derivative gain of $2.2 million and unrealized derivative loss of $3.1 million, respectively. For the three month and nine month period ended September 30, 2012, the Company recorded a realized derivative loss of $2 million and $3.2 million, respectively.

     In the second and third quarters of 2013, as a result of the requirements under the Senior Credit Facility, the Company also entered into a series of “zero-cost put/ call” collar contracts for gold with settlements scheduled between January 30, 2015 and December 31, 2018 with an average floor price of $1,000 per ounce and an average ceiling price of $1,721 per ounce. These derivative instruments were not designated as hedges by the Company and recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations. Adjustments to the market value are included in the statement of operations. For the three month and nine month period ended September 30, 2013, the Company recorded an unrealized derivative loss of $1.4 million and $2.6 million, respectively, in the statement of operations.

Deferred revenue and gold commitments

     As a result of the acquisition of CGA, the Company assumed its gold forward contracts related to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

     The Company’s gold forward contracts are excluded from the scope of IAS 39 (“Financial Instruments: Recognition and Measurement”), as they are non-financial instruments that qualify for the own use exemption and do not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts are not subsequently re-measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. As at September 30, 2013, the amount of $9.3 million was outstanding and was presented on the consolidated balance sheet as deferred revenue, and is expected to be amortized over the remainder of the contract terms.

     For the three and nine month period ended September 30, 2013, 12,657 ounces and 37,564 ounces of gold were delivered under these gold forward contracts at an average settlement price of $917 per ounce and $908 per ounce, respectively. As at September 30, 2013, the outstanding gold forward contracts totalling 12,661 ounces had an estimated total fair value of negative $5.1 million.

     In addition, under the terms of the recently signed Senior Credit Facility, the Company is required to maintain gold contracts, within certain parameters, over the term of the facility in order to manage the risk of volatility in the Company’s future operating income and reduce risk in respect of debt service obligations. As a result, the Company entered into a series of Rand denominated gold forward contracts in the second quarter of 2013 for 117,984 ounces of gold with settlements scheduled between January 30, 2015 and December 31, 2018 at an average price of 14,912 Rand per ounce (the Rand forward price translates to an average gold price of $1,485 per ounce based on the September 30, 2013 Rand/ U.S. dollar exchange rate of 10.04) .. These contracts are excluded from the scope of IAS 39, accounted for as executory contracts as they were entered into and continue to be held for the purpose of delivery in accordance with the Company’s expected production schedule. No fair value gains and losses on these commodity contracts have been recorded in the financial statement. The effect of these contracts will be to provide a fixed price in Rand for a portion of gold sales.

Operating activities

     Cash flow from operating activities before changes in the non-cash working capital was $32 million ($0.05 per share) in the third quarter of 2013 compared to $28.4 million ($0.07 per share) in the third quarter of 2012, an increase of 12% compared to the third quarter of 2012 (despite a 24% decrease in the average realized gold price, on a cash basis, excluding the amortization of deferred revenue). The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

     Cash flow from operating activities before changes in the non-cash working capital for the nine months ended September 30, 2013 was $108.6 million compared to $83.3 million in the comparable period last year. The increase was mainly due to the recent acquisition of the Masbate Mine and increased gold production from the Libertad and Limon mines.

Financing activities

     On August 23, 2013, the Company issued convertible senior subordinated notes for net proceeds of $249.7 million (see “Liquidity and Capital Resources” section).

     As at September 30, 2013, the Company had drawn down a net total of $50 million under the Senior Credit Facility, leaving an unused balance of $100 million. In the first quarter of 2013, the Company drew down $25 million under its then existing revolving credit facility. This facility was repaid in April 2013 with drawdowns on the new $150 million Senior Credit Facility. In addition, in the second and third quarters of 2013, the Company drew down another $25 million and $50 million, respectively. On August 26, 2013, the Company repaid $50 million using a portion of the proceeds from the issuance of the convertible notes.

     On March 28, 2013, the Company made a principal repayment of $4.5 million on the Masbate Facility. On June 28, 2013, the Company made a final repayment of approximately $14 million, paying off the Masbate Facility in full. Restricted cash of $9 million which had been held with BNP Paribas Bank as required under the Masbate Facility Project facility agreement was released to the Company.

     For the three and nine month period ended September 30, 2013, the Company made repayments under its finance lease obligations of $2.1 million and $5.9 million, respectively, mainly in connection with the Masbate mining fleet which has been leased.

     On June 14, 2013, pursuant to an Investment Agreement with EVI, the Company issued approximately 2.5 million common shares to EVI in consideration for a payment of $6.6 million from EVI and a $1 million payment to EVI as consideration for EVI assigning to the Company of its existing right to acquire an additional 5% interest in the Otjikoto gold project. In addition, on July 9, 2013, EVI exercised its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

     The Company received cash proceeds of $2.4 million during the nine months ended September 30, 2013 from the exercise of stock options, of which $0.4 million was received in the third quarter of 2013.

     The Company received cash proceeds of $7.4 million during the nine months ended September 30, 2012 from the exercise of stock options and warrants, of which $0.2 million was received in the third quarter of 2012.

Investing activities

     In the third quarter of 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $10 million, the Libertad Mine (see “Libertad Mine” section) totalled $2.3 million (Q3 2012 - $5.5 million), and the Limon Mine (see “Limon Mine” section) totalled $4.5 million (Q3 2012 - $5.4 million). Jabali development totalled $3.2 million in the quarter (Q3 2012 - $3.9 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (excluding mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totalled $11.5 million (Q3 2012 - $10 million) and $25.5 million, respectively. Resource property expenditures on exploration totalled approximately $6.7 million (Q3 2012 - $8.6 million), including Otjikoto development/ feasibility, as disclosed in the table below.

     During the nine months ended September 30, 2013, capital expenditures on sustaining capital, pre-stripping and development at the Masbate Mine (see “Masbate Mine” section) totalled $20.8 million, the Libertad Mine (see “Libertad Mine” section) totalled $14.4 million (2012 - $22.9 million), and the Limon Mine (see “Limon Mine” section) totalled $12.5 million (2012 - $16.9 million). Jabali development totalled $11.3 million in the quarter (2012 - $8.5 million). In addition, Gramalote prefeasibility (see “Gramalote Property” section) and Otjikoto mine construction (excluding mobile equipment, power plant construction and prestripping) (see “Otjikoto Property” section) totalled $44.1 million (2012 - $18.9 million) and $60.8 million, respectively. Resource property expenditures on exploration totalled approximately $22.7 million (2012 - $35.1 million), including Otjikoto development/ feasibility, as disclosed in the table below.

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Masbate, exploration	1,202	-	4,719	-
Otjikoto exploration/ feasibility	1,424	2,731	5,392	14,974
Libertad Mine, exploration	1,369	819	4,089	5,493
Limon Mine, exploration	1,055	1,046	3,462	3,484
Trebol & Pavon	741	618	1,771	2,146
Pajo	449	-	1,387	-
Calibre joint venture	202	1,532	976	3,678
Mocoa	66	1,224	519	2,859
Cebollati	-	420	-	1,616
Other	147	192	380	833

	6,655	8,582	22,695	35,083

Jabali (Libertad Mine)

     The Jabali deposit at the Libertad property in Nicaragua is located approximately 15 kilometres east of the mill facility at the Libertad Mine and consists of two zones, the Antenna and Central Zones that cover a combined strike length of 3.2 kilometres, though the vein itself has a known strike length of 6.2 kilometres.

     The 2013 budget for the development of the Jabali deposit is approximately $16.9 million. This budget includes construction of a 15 kilometre private haul road for transporting the Jabali deposit ore to the Libertad mill (completed), and for mine infrastructure development, engineering and socio-economic programs. The Company has received the mining permit for the Jabali Central deposit and has commenced the shipment of Jabali ore to the Libertad mill. The development and pre-stripping capital costs for the Jabali Central deposit are included in the Libertad 2013 capital budget as disclosed in the news release dated January 18, 2013.

     The Jabali Central deposit has a proven and probable reserve of 2.41 million tonnes at 2.66 g/t Au containing 206,115 ounces of gold. The Jabali deposit as a whole has an indicated mineral resource of 1.74 million tonnes at 4.72 g/t gold containing 264,143 ounces of gold and an inferred mineral resource of 1.68 million tonnes at 3.95 g/t gold containing 213,373 ounces of gold. These grades are considerably higher than the average grade of 1.92 g/t ore processed at the Libertad mill in 2012.

     Based on the delivery of higher grade ore from the Jabali deposit, the Company forecasts annual production at Libertad to be approximately 131,000 to 137,000 ounces of gold in 2013 and 145,000 to 152,000 ounces of gold by 2014.

Libertad Mine

     Exploration continues on the Libertad property in 2013 with the focus on the Mojon and Jabali underground drill programs. Most recent results released in 2013 include JB12-402 with 394.87 g/t gold over 1.03 metres true width, JB12-403 with 3.02 g/t gold over 11.59 metres true width and JB12-406 with 568.0 g/t gold over 0.43 metres down hole interval.

     Additional drilling within the inferred resource outline of the Jabali Antenna vein, but outside of the 2012 planned pit, returned good widths and high grade assays at relatively shallow depths (see press release of January 29, 2013 and results above). These results demonstrate that the Jabali vein is continuous throughout the length of the defined indicated and inferred resource. The drilled holes cover an area of approximately 300 metres along strike and down to 150 metres depth and this drilling increased the Jabali Antenna gold ounces resource base by 12% (an extra 28,308 ounces of gold) with the average grade rising from 4.13 to 4.91 g/t Au.

     The Libertad exploration budget for 2013 is approximately $4.2 million (reduced from $4.7 million) for a total of approximately 11,000 metres of planned drilling. The program includes completing the Jabali and Mojon high grade underground and continued exploration on a number of regional targets, including the San Juan trend, Chamarro-Socorro trend, Cerro Quiroz and others.

Limon Mine

     The focus of the exploration work on the Limon property to date has been on the Santa Pancha Pozo (shaft) 4 and 5 area, located 1 km north of the current underground mining at Santa Pancha, with 64 diamond drill holes completed for a total of 13,225 metres. The hanging wall (“HW”) structure appears to be the best host to mineralization where average true widths between 2 - 15 metres were intersected. Results demonstrate continuity of grade and width over a strike length of 1 kilometre and to depths of 230 metres. Of note are holes LIM-12-3648 with 5.65 g/t gold over 14.92 metres true width, LIM-12-3651 with 15.70 g/t gold over 4.92 metres true width, LIM-12-3655 with 5.70 g/t gold over 8.30 metres true width (all gold grades are uncapped).

     Further south the 4 - 10 metres average true width of the footwall (“FW”) structure returned some equally good grades: LIM-12-3691 with 5.44 g/t gold over 6.58 metres, LIM-12-3692 with 5.27 g/t gold over 10.03 metres and LIM-12-3736 with 17.23 g/t gold over 4.79 metres.

     The 2013 Limon exploration budget is approximately $4.3 million (reduced from $5.7 million) to fund approximately 13,500 metres (reduced from 17,000 metres) of drilling. The program includes completing the infill drilling along the Pozo 4-5 structure to sufficient drill spacing to allow preliminary mine planning. Follow up of other interesting regional targets across the Limon claim area is also planned.

     Based on results to date, B2Gold’s exploration team believes there is potential to increase the current mine life of the Limon Mine and also discover higher grade open pit and underground deposits that could further increase annual gold production.

Masbate Mine

     At the Masbate Mine in the Philippines, an aggressive 2013 exploration program totaling $10.5 million (reduced from $11 million) is underway with four drill rigs currently working. The Masbate project is a low sulphidation epithermal vein system with a tenement which covers 16 kilometres of very prospective ground with well-defined vein systems. The 2013 exploration program is comprised of reserve/resource drilling on numerous mine veins including Main Vein, Colorado, Panique and Montana as well as exploration drilling designed to outline new resources on near mine veins outside of the current reserve/resource such as Pajo and the high grade Montana North vein. In addition to drilling, geochemical sampling and follow-up trenching will be carried out on a number of priority target areas outside of the current resource.

     A new mineral reserve estimate for the Masbate Mine has been completed based on the existing mineral resource model as of December 31, 2012. Mineral reserves were calculated using current site operating costs, revised metallurgical recoveries and a gold price of $1,350 per ounce. The new mineral reserve contains 3.2 million ounces which is a 7.5% increase over the previous reserve statement (as reported) at a significantly improved grade of 0.97 g/t (previous reserve estimate 0.82 g/t).

     The Company has completed an additional 95 exploration and resource diamond drill holes for a total of approximately 15,000 metres and an additional 77 mine related diamond drill holes for a total of 9,000 metres since its acquisition of the Masbate Mine in January 2013. Drill results are being collated and a new resource report incorporating those drill results is expected to be available by early 2014 and mineral reserves are expected to be updated by mid-2014, which could potentially increase the revised Masbate Reserves reported above.

Otjikoto

      The 2013 Otjikoto Project drilling program, comprising 134 drill holes totaling 23,602.24 metres, was finished in late July and the majority of assay results have been returned. Drilling was focused on the recently discovered Wolfshag zone, situated immediately to the east and northeast of the planned open pit on the main Otjikoto deposit, where 80 holes totaling 20,920 metres were completed in 2013. An additional 21 holes were drilled as infill in the main Otjikoto pit area and adjacent to the Wolfshag zone, to aid in mine planning. Four holes were drilled for condemnation of the revised waste dump area and 29 shallow holes were completed for civil engineering studies.

     Drilling at Wolfshag concentrated on the northern 1 kilometre of the 1.6 kilometre long zone from section lines 7800N to 8800N. Drill holes were completed on 100 metres spaced sections and 25 metres spacing on section lines. This infill drilling is anticipated to upgrade the northern portion of the Wolfshag zone to an inferred resource with the initial resource estimation for the zone expected to be completed by year end.

Select significant new results (uncapped) from the Wolfshag drilling include, from north to south:

  WH13-103 with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold;
  WH13-098 with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold;
  WH13-094 with 25.00 metres at 4.13 g/t gold; including 4.10 metres at 9.30 g/t gold;
  OT13-367 with 24.20 metres at 6.73 g/t gold, including 14.50 metres at 10.41 g/t gold;
  OT13-368 with 13.00 metres at 6.37 g/t gold; and,
  OT13-376 with 16.30 metres at 9.37 g/t, including 12.70 metres at 11.89 g/t gold.

     Drill hole WH13-103 represents the best hole to date in the northern most portion of the Wolfshag zone. Holes OT13-368 and OT13-376 are the first holes drilled on sections 7500N and 7300N, respectively, on the southern extension of the Wolfshag zone. OT13-367 was drilled 25 metres west of OT12-344 (27.10 metres at 2.05 g/t gold, including 6.55 metres at 5.19 g/t gold; see news release dated April 10, 2013) and returned 24.20 metres grading 6.73 g/t gold, including 14.50 metres grading 10.41 g/t gold. These holes on the southern extension of the Wolfshag zone will be followed up with additional drilling next year to potentially bring this portion of the zone into a mineral resource category.

     The drilling on the Wolfshag zone continues to return high grade gold over significant thicknesses in a series of en-echelon stacked, shallow easterly dipping mineralized shoots. The shoots plunge at 10 to 15 degrees to the southwest and have been traced to the south down plunge for 1,600 metres strike length. Mineralization consists of pyrite-magnetite-calcite in veins, steep tension gashes and replacement zones hosted within albitite + calcite + clay altered metasediments and marble lenses. The Wolfshag mineralized zone is bounded by folded, recrystallized and sheared marbles, the West and East marbles, within a sheared thrust ramp duplex. The highest grades occur in the western and central portion of the WA shoot, the uppermost mineralized shoot within the Wolfshag zone. The WA shoot ranges in thickness from 10 to 35 metres over widths of 70 to 110 metres. The WB shoot is situated 5 to 15 metres below the WA shoot and varies from 3 to 15 metres thickness over 50 to 75 metres width. Several additional stacked shoots occur below the WA and WB shoots but are not as well defined at the present.

     Recent results from the WA shoot include: WH13-103, on section 8600N, with 16.20 metres at 9.39 g/t gold, including 12.80 metres at 11.27 g/t gold, starting at 45.50 metres downhole; WH13-098, on section 8200N, with 30.10 metres at 6.02 g/t gold, including 15.85 metres at 10.55 g/t gold; OT13-368, with 13.00 metres at 6.37 g/t gold; and, OT13-376, with 16.30 metres at 9.37 g/t, including 12.70 metres at 11.89 g/t gold.

     Historic hole OTG2, on section line 6800N, was deepened and intersected Wolfshag style mineralization, grading 9.55 metres at 1.69 g/t gold, including 2.45 metres at 5.62 g/t gold, starting at a depth of 695 metres below surface. This intersection, four hundred metres south of OT13-366B (11.00 metres at 6.04 g/t gold; see July 17, 2013 news release), indicates that the gold bearing mineralized system is still open at depth to the south and that there is potential to extend the Wolfshag zone to in excess of 2,000 metres.

     Several holes were drilled to follow up on zones of mineralization previously identified to the east of the Wolfshag zone. Hole WH13-121 intersected 1.50 metres grading 10.28 g/t gold in the up plunge extension of the WH41 zone, 125 metres east of the Wolfshag zone. The WH41 zone has now been traced in excess of 300 metres strike length. A new zone of veining was intersected in hole WH13-128, on section line 8900N, 300 metres to the east of the main Wolfshag zone. Abundant VG was present in an oxidized hematitic zone which returned 2.40 metres at 64.57 g/t gold starting at a depth of 63 metres. The significance of this new zone of mineralization is unknown at this time.

     It is important to note that the average mineable grade of the adjacent main Otjikoto deposit is 1.42 g/t gold as stated in the feasibility study. Based on the proximity of the Wolfshag zone to the planned Otjikoto open pit, the Company believes a significant amount of the Wolfshag mineralization could be included in an expanded pit, subject to further drilling and final mine plan. The Company intends to update the mine plan to incorporate the Wolfshag zone once infill drilling has upgraded the resource to indicated next year.

Gramalote

     Prefeasibility and exploration work recommenced at the Gramalote Project in the second half of 2010 with exploration, infill drilling and metallurgical test sample drilling and preliminary engineering investigations. Highlights from the 2011 to 2013 prefeasibility and exploration work to date on the Gramalote property include positive metallurgical test results showing gold recovery of approximately 95% using a flotation recovery process and encouraging drill results from Gramalote Central and outside targets indicating the potential for a larger resource. A total of $171 million (100% basis) has been spent and 87,998 metres of diamond and reverse circulation drilling has been completed in 239 holes since AngloGold became operator in September 2010.

     Exploration drilling has been carried out on six drill targets located within four kilometre of the current Gramalote Central mineral resource including Monjas West, Trinidad South, Monjas East, Limon, Topacio and La Maria with the aim to add new inferred resources. All of these targets have similar geological, alteration and mineralization characteristics to Gramalote Central. Since October 2010 a total of 32,306 metres in 89 drill holes have been completed on the six satellite targets. Results to date clearly indicate the upside potential for more gold mineralization on the large Gramalote property.

     Positive gold intersections continue to be returned in Monjas West located two kilometres west southwest along strike of Gramalote Central resource. A total of 19,143 metres in 50 holes have been drilled at Monjas West with recent results up to 98.0 metres at 1.42 g/t gold in hole MW-33, 22.0 metres at 1.10 g/t Au in hole MW-036. 18.0 metres at 2.02 g/t Au in hole MW-041, 36.0 metres at 1.14 g/t Au in hole MW-042A, 34.0 metres at 0.74 g/t Au in hole MW-045, 14.0 metres at 0.83 g/t Au in hole MW-046 and 40.0 metres at 0.62 g/t Au in hole MW-047.

     An independent audit of the Gramalote mineral resource was completed in June, and a final report and recommendations have been received. As a result of this audit, the prefeasibility study schedule has been revised to accommodate the following:

  Re-estimate the Gramalote Central (Ridge) mineral resource, incorporating all of the recommendations from the audit. The new estimate is expected to employ “Uniform Conditioning Simulations” to better model local recoverable resources which is expected to more accurately predict grade and tonnage in the lower grade domains.
  Incorporate 23 new drill holes that were completed during April to June 2013 that were not part of the previous estimate.
  Complete trade-off studies using the updated mineral resource model to determine what project size generates the best economic case.

     The schedule for the delivery of the prefeasibility study is now estimated to be late November 2013, which will allow for a project decision whether to proceed with a full Feasibility in 2014.

     The Environmental Impact Assessment (“EIA”) is being modified to accommodate a revised tailing dam design that will reduce both initial capital and operating costs. It is planned that the EIA will be completed and ready for submittal to the government regulatory agencies by the end of November 2013. A detailed work plan for the construction and operation of Gramalote (“PTO”) will be completed and submitted with the EIA. The PTO provides the schedule, workforce requirements and other details for the implementation of the project.

     The 2013 forecast for Gramalote is now estimated to be approximately $92 million (stated at 100%. B2Gold’s 49% joint venture participation is now estimated to be $45 million). This is a reduction of approximately $26 million from the original budget estimate of $118 million.

Calibre Joint Venture

     The 2013 exploration program for Primavera has a budget of $1.2 million (revised from $2 million for Phase I). This will fund geophysical surveying and interpretation as well as detailed mapping and geological interpretation over the Primavera project area and its immediate area. Regional exploration over other targets is also ongoing across the property.

     On September 9, 2013, the Company and Calibre entered into a joint venture agreement (the “JV Agreement”), which superseded the letter agreement between the parties dated April 24, 2013 (the “Letter Agreement”), to govern the joint venture between the parties with respect to the operations at the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the project, while the Company has a 51% interest and is the project operator. Under the terms of the JV Agreement, the Company was granted an option to earn an additional 19% interest in and to the project, for a total interest of 70%, by spending Cdn.$6 million in additional project expenditures on or prior to April 24, 2016. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) was terminated and superseded in its entirety by the JV Agreement.

     In conjunction with the Letter Agreement, Calibre applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non-brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of Calibre until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants were amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

Cebollati

     The Company is currently evaluating a number of options for the Cebollati property including potential joint ventures with other parties. In the third quarter of 2013, the Company made a decision not to continue exploring the Cebollati property. As a result, the carrying value of the Cebollati property was written off in the amount of $9.6 million.

Mocoa

     At the 100% owned Mocoa copper molybdenum (“Cu-Mo”) deposit the Company carried out detailed surface mapping and geochemistry in the north and northeast extensions of the deposit area. Mapping has shown porphyry-style alteration (phyllic) and mineralization (up to 5% pyrite and local chalcopyrite and secondary copper minerals) in volcanics and dacite porphyry in a roughly 2.5 by 2.5 km area centered over the main resource area.

     Work in 2012 included drilling two diamond drill holes totaling 1,351.3 metres in the main zone and surface mapping and geochemical sampling of the entire 11,391 hectare property.

     It was the first drilling since 2008 when the Company drilled 5,123 metres and was successful to confirm previous drilling and expand copper-molybdenum mineralization to the north. The limited amount of infill drilling conducted by the Company in 2008 showed a good degree of continuity of mineralization. The step out holes drilled to the north and northeast as part of the 2008 drill program indicate the Mocoa Cu-Mo mineralization remains open to the north, northeast and to depth.

     The 2012 hole MC12DH041/41A was a step-out 150 metres to the north of 2008 drilling and was successful in showing the Cu-Mo mineralization continued further to the north and northeast. This hole cored good copper and lesser molybdenum mineralization in potassic-altered dacite porphyry and volcanics with assays returning 387.5 metres at 0.48% Cu and 0.015% Mo from 616 metres to the end of the hole at 1,003.5 metres including 272.5 metres at 0.58% Cu and 0.017% Mo from 731 metres to 1,003.5 metres. The deposit remains open to the north, northeast and to depth.

CRITICAL ACCOUNTING ESTIMATES

     Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Note 3 of its audited consolidated financial statements as at December 31, 2012. Management considers the following policies to be the most critical in understanding the judgments that are involved in the preparation of the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:

  Review of long-lived asset and goodwill carrying values and impairment charges;
  Ore reserve and resource estimates;
  Exploration and evaluation expenditures;
  Mine restoration provisions;
  Deferred income taxes; and
  Fair values of assets and liabilities acquired in business combinations.

Review of long-lived asset and goodwill carrying values and impairment charges

     The Company reviews the carrying value of mining interests each reporting period to determine whether there is any indication of impairment using both internal and external sources of information. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of operations.

     External sources of information regarding indications of impairment include considering the changes in market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount or timing of mining interests. Internal sources of information include changes to the life of mine plans and economic performance of the assets. Management’s determination of recoverable amounts include estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. The calculation of the recoverable amount can also include assumptions regarding the appropriate discount rate and inflation and exchange rates. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

Ore reserve and resource estimates

     Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and a mineral resource based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, and depreciation and amortization charges.

Exploration and evaluation expenditures

     The application of the Company’s accounting policy for exploration and evaluation expenditures requires judgment in determining whether it is likely that future economic benefits are likely either from future exploitation or sale or where activities have not reached a stage which permits a reasonable assessment of the existence of reserves. The Company’s cost deferral policy requires management to make certain estimates and assumptions about future events or circumstances, in particular whether an economically viable extraction operation can be established. Estimates and assumptions made may change if new information becomes available. If, after an expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written off in the statement of operations in the period when the new information becomes available.

Mine restoration provisions

     The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Significant judgments and estimates are made when estimating the nature and costs associated with mine restoration provisions. Due to the nature of mine closure plans, cash expenditures are expected to occur over a significant period of time with the majority of the expenditures expected to occur in the years from 2018 to 2023. When considering the effect of the extended time period over which costs are expected to be incurred, combined with the estimated discount rate and inflation factors, the fair value of the mine restoration provisions could materially change from period to period due to changes in the underlying assumptions.

Deferred income taxes

     The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period that the changes occur.

     Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, market gold prices, production costs, quantities of proven and probable gold reserves, interest rates and foreign currency exchange rates.

Fair values of assets and liabilities acquired in business combinations

     In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. Changes to the provisional measurements of assets and liabilities acquired including the associated deferred income taxes and resulting goodwill may be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date). The determination of fair value as of the acquisition date requires management to make certain judgments and estimates about future events, including, but not restricted to, estimates of mineral reserves and resources acquired, exploration potential, future operating costs and capital expenditures, future metal prices, long-term foreign exchange rates, and discount rates.

     In determining the amount for goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the acquired business based on estimates of future revenues, expected conversions of resources to reserves, future production costs and capital expenditures, based on a life of mine plan. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

RECENT ACCOUNTING PRONOUNCEMENTS

Consolidated Financial Statements – IFRS 10

     This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative unaudited condensed interim consolidated financial statements.

Joint Arrangements – IFRS 11

     This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

     Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

     Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

     This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with a Company’s interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Fair value measurement – IFRS 13

     This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required disclosures are included in Note 16 of these unaudited condensed interim consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

     This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

RISKS AND UNCERTAINTIES

     The exploration and development of natural resources are highly speculative in nature and are subject to significant risks. The risk factors noted below do not necessarily comprise all those faced by the Company. The Company is faced with a number of other risk factors, including these described under the “Risk Factors” document attached to the Company’s Material Change Report filed on SEDAR at www.sedar.com on August 23, 2013, and filed as Form 6-K with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.html on August 23, 2013. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations and future prospects of the Company. If any of the following risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.

Exploration, Development and Operating Risks

     Mining operations generally involve a high degree of risk. The Company’s operations are subject to all the hazards and risks normally encountered in the exploration, development and production of gold, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, pit wall failure and other conditions involved in drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Although the Company believes that adequate measures to minimize risk are being taken, milling operations are subject to hazards such as fire, equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability.

     The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines and no assurance can be given that minerals will be discovered in sufficient quantities or having sufficient grade to justify commercial operations or that funds required for development can be obtained on a timely basis. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining program. The economics of developing gold and other mineral properties are affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

     There is no certainty that the expenditures made by the Company towards the search for and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

Foreign Countries and Mining Risks

     The Company’s production activities are currently conducted in Nicaragua and the Philippines and, as such, the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism, hostage taking, military repression, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, uncertainty as to the outcome of any litigation in foreign jurisdictions, uncertainty as to enforcement of local laws, renegotiation or nullification of existing concessions, licences, permits and contracts, illegal mining, changes in taxation or royalty policies, restrictions on foreign exchange and repatriation, and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

     The Company has interests in exploration/development properties that are located in developing countries, including Namibia, Nicaragua, Philippines and Colombia, and the mineral exploration and mining activities of the Company may be affected in varying degrees by political instability and government regulations relating to foreign investment and the mining industry. Changes, if any, in mining or investment policies or shifts in political attitude in Namibia, Nicaragua or Colombia may adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, royalties, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

     Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

     The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s business, financial condition and results of operations.

Property Interests

     The ability of the Company to carry out successful mineral exploration and development activities and mining operations will depend on a number of factors. No guarantee can be given that the Company will be in a position to comply with all conditions and obligations, or to require third parties to comply with their obligations with respect to such properties. Furthermore, while it is common practice that permits and licenses may be renewed, extended or transferred into other forms of licenses appropriate for ongoing operations, no guarantee can be given that a renewal, extension or a transfer will be granted to the Company or, if they are granted, that the Company will be in a position to comply with all conditions that are imposed. A number of the Company’s interests are the subject of pending applications to register assignments, extend the term, increase the area or to convert licenses to concession contracts and there is no assurance that such applications will be approved as submitted.

     The Company is satisfied, based on due diligence conducted by the Company, that its interests in the properties are valid and exist. There can be no assurances, however, that the interests in the Company’s properties are free from defects or that the material contracts between the Company and a foreign government or the entities owned or controlled by it will not be unilaterally altered or revoked. There is no assurance that such rights and title interests will not be revoked or significantly altered to the detriment of the Company. There can be no assurances that the Company's rights and title interests will not be challenged or impugned by third parties. The Company’s interests in properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects or governmental actions.

     Certain of the Company’s property interests are also the subject of joint ventures that give the Company the right to earn an interest in the properties. To maintain a right to earn an interest in the properties, the Company may be required to make certain expenditures in respect of the property maintenance by paying government claim and other fees. If the Company fails to make the expenditures or fails to maintain the properties in good standing, the Company may lose its right to such properties and forfeit any funds expended to such time.

Commodity Prices

     The profitability of the Company’s operations will be dependent upon the market price of mineral commodities. Mineral prices fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of mineral commodities, consumption patterns, sales of gold by central banks, forward sales by producers, production, industrial and jewelry demand, speculative activities and stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems and political developments. The prices of mineral commodities have fluctuated widely in recent years. Current and future price declines could cause commercial production to be impracticable.

     The Company’s revenues and earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

Currency Risks

     The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Philippine pesos (commencing January 16, 2013), Colombian pesos, and Namibian dollars. As the exchange rates between the Canadian dollar, Philippine peso, Colombian peso, and Namibian dollar fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The Nicaraguan córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

Environmental Compliance

     The Company’s operations are subject to local laws and regulations regarding environmental matters, the abstraction of water, and the discharge of mining wastes and materials. Any changes in these laws could affect the Company’s operations and economics. Environmental laws and regulations change frequently, and the implementation of new, or the modification of existing, laws or regulations could harm the Company. The Company cannot predict how agencies or courts in foreign countries will interpret existing laws and regulations or the effect that these adoptions and interpretations may have on the Company’s business or financial condition.

     The Company may be required to make significant expenditures to comply with governmental laws and regulations. Any significant mining operations will have some environmental impact, including land and habitat impact, arising from the use of land for mining and related activities, and certain impact on water resources near the project sites, resulting from water use, rock disposal and drainage run-off. No assurances can be given that such environmental issues will not have a material adverse effect on the Company’s operations in the future. While the Company believes it does not currently have any material environmental obligations, exploration activities may give rise in the future to significant liabilities on the Company’s part to the government and third parties and may require the Company to incur substantial costs of remediation. Additionally, the Company does not maintain insurance against environmental risks. As a result, any claims against the Company may result in liabilities the Company will not be able to afford, resulting in the failure of the Company’s business. Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of the exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

     Amendments to current laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in expenditures and costs or require abandonment or delays in developing new mining properties.

Regulations in the Philippines

     The Philippines Constitution provides that all natural resources are owned by the State which may enter into a co-production, joint venture or production sharing agreement with citizens of the Philippines or corporations or associations whose capital is at least 60% owned by Philippine citizens.

     Commonwealth Act No. 108, as amended (the “Anti-Dummy Act”), provides penalties for, amongst others: (a) Filipinos who permit aliens to use them as nominees or dummies so that the aliens could enjoy privileges otherwise reserved for Filipinos or Filipino corporations, and (b) aliens or foreigners who profit from the adoption of these dummy relationships. It also penalises the act of falsely simulating the existence of minimum stock or capital as owned by citizens of the Philippines or any other country in cases in which a constitutional or legal provision requires that, before a corporation or association may exercise or enjoy a right, franchise or privilege, not less than a certain percentage of its capital must be owned by such citizens.

     The Anti-Dummy Act likewise prohibits aliens from intervening in the management, operation, administration or control of nationalized business or enterprises, whether as officers, employees or labourers, with or without remuneration, except that aliens may take part in technical aspects only, provided (a) no Filipino can do such technical work, and (b) it is with express authority from the Secretary of Justice. The Anti-Dummy Act also allows the election of aliens as members of the boards of directors or governing bodies of corporations or associations engaged in partially nationalized activities in proportion to their allowable participation or share in the capital of such entities. Although the Company believes its structure complies with all Philippine regulations, there is a risk that, given the limited precedents to date in the country, it could be changed or challenged.

INTERNAL CONTROLS

     National Instrument 52-109 requires public companies in Canada to submit interim and annual certificates relating to the design of internal control over financial reporting (“ICFR”) and an annual certificate that includes evaluating the effectiveness of ICFR. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining ICFR. The Company has continued to use the "Internal Control - Integrated Framework (1992)" published by the Commission of Sponsoring Organizations of the Treadway Commission (COSO) as the basis for designing its ICFR. Due to its inherent limitations, ICFR may not prevent or detect misstatements on a timely basis as such systems can only be designed to provide reasonable as opposed to absolute assurance. Also, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s ICFR as at the end of the period covered by this MD&A and the accompanying consolidated financial statements and have concluded that these controls and procedures are effective.

     National Instrument 52-109 also requires public companies in Canada to disclose in their MD&A any change in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. There were no changes in ICFR during the quarter ended September 30, 2013 that materially affected or are reasonably likely to materially affect the Company’s ICFR. Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure. Management, with the participation of the certifying officers, has evaluated the effectiveness of the design and operation, as of September 30, 2013, of the Company’s disclosure controls and procedures (as defined by the Canadian Securities Administrators). Based on that evaluation, the certifying officers have concluded that such disclosure controls and procedures are effective and designed to ensure that material information relating to the Company and its subsidiaries is made known to them by others within those entities.

NON-IFRS MEASURES

Cash operating costs per gold ounce and total cash costs per gold ounce

     ‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but with no standard meaning under IFRS. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure, along with sales, is considered to be a key indicator of a Company’s ability to generate earnings and cash flow from its mining operations.

     Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by- product credits.

     Set forth in the table below is a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs:

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)
	2013	2012	2013	2012
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	61,782	23,911	195,555	66,998
Inventory sales adjustment	2,824	152	(13,399)	(1,143)
Cash operating costs	64,606	24,063	182,156	65,855
Royalties and production taxes per consolidated financial statements	4,520	2,256	12,559	6,137
Total cash costs	69,126	26,319	194,715	71,992

Gold production (in ounces)	98,992	42,156	260,736	113,561
Cash operating costs per ounce of gold production ($/ounce)	653	571	699	580
Total cash costs per ounce of gold production ($/ounce)	698	624	747	634

Adjusted net income

     Management believes that the presentation of adjusted net income is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of this non-IFRS financial measure provides information that is useful to investors because it is an important indicator of the strength of our operations and the performance of our core business. A reconciliation of adjusted net income to net income is set out in the table below.

	Three months ended		Nine months ended
	September 30		September 30
	(unaudited)		(unaudited)

	2013	2012	2013	2012

	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net income for the period	7,949	14,476	41,083	40,959
Adjustments:
Gain on sale of Brucejack royalty	-	-	(44,496)	-
Inventory fair value adjustments on CGA acquisition	-	-	32,869	-
Amortization of deferred revenue	(9,368)	-	(28,150)	-
Write-down of long-term investments	-	-	18,481	-
Share-based payments	4,656	2,951	13,641	13,754
Write-off of mineral property interests	9,564	-	9,564	-
Convertible notes transaction costs	9,026	-	9,026	-
Gain on fair value of convertible notes	(8,633)	-	(8,633)	-
CGA acquisition costs	-	-	5,859	-
Unrealized (gains)/losses on derivative instruments	(784)	108	5,665	(218)
Deferred income tax (recovery)/expense	(270)	1,753	3,478	6,895
Foreign exchange losses/(gains)	223	396	1,656	(148)

Adjusted net income	12,363	19,684	60,043	61,242

Basic weighted average number of common shares outstanding (in thousands)	647,787	387,095	631,128	383,057

Adjusted net income per share – basic ($/share)	0.02	0.05	0.10	0.16

SUMMARY OF UNAUDITED QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

	2013	2013	2013	2012	2012	2012	2012	2011

Gold revenue ($ in thousands)	128,730	122,635	154,853	70,783	67,065	57,330	63,873	66,894

Gold sold (ounces)	93,429	86,239	95,042	41,627	39,668	35,860	37,853	39,557

Average realized gold price ($/ ounce)	1,378	1,422	1,629	1,700	1,691	1,599	1,687	1,691

Gold produced (ounces)	98,992	82,083	79,661	44,324	42,156	36,803	34,602	38,808

Cash operating costs ($/ ounce gold)	653	732	722	604	571	583	587	542

Total cash costs ($/ ounce gold)	698	782	771	657	624	601	680	632

Net income for the period (1) ($ in thousands)	7,949	33,071	63	10,948	14,476	11,937	14,546	20,837

Earnings per share (1) – basic ($)	0.01	0.05	0.00	0.03	0.04	0.03	0.04	0.06

Earnings per share (1) – diluted ($)	0.00	0.05	0.00	0.03	0.04	0.03	0.04	0.06

Cash flows from operating activities ($ in thousands) – before changes in non-cash working capital	31,951	31,546	45,143	31,124	28,418	27,791	27,066	35,361

(1) Attributable to the shareholders of the Company.

     Quarterly gold revenue increased significantly in 2013, as a result of higher gold production from the Company’s newly acquired Masbate Mine on January 16, 2013 as well as increased production from its Nicaraguan operations.

OUTLOOK

     As outlined above B2Gold is pleased to report on another excellent quarter. The Company continues its strong operating performance from La Libertad and Limon mines in Nicaragua and the Masbate mine in the Philippines, with another new quarterly gold production record.

     The Company is maintaining its guidance for a fifth straight year of increased gold production in 2013, with consolidated production forecast to be between 360,000 to 380,000 ounces from its three producing mines. Forecast consolidated cash operating costs for fiscal 2013 are expected to be in the range of $675 to $690 per ounce of gold.

     In 2014, the Company is forecasting another record year of gold production of between 395,000 to 420,000 ounces at a consolidated cash operating cost of $680 to $705 per ounce of gold.

     For the Masbate mine, gold production is expected to be between 190,000 and 200,000 ounces of gold with a cash operating cost of $785 to $815 per ounce. Annual plant capacity will rise slightly after the Masbate SAG mill change out in the second quarter of 2014, to 6.85 million tonnes per year. Slightly better grade and improved recoveries (as a result of a higher proportion of oxide sourcing) will also contribute to improved performance. A mill expansion study is under way. A decision on this will be made until at the end of the first quarter of 2014.

     For the Libertad Mine, gold production in 2014 is expected to be between 145,000 and 152,000 ounces with cash operating costs of between $540 and $555 per ounce. Improved recoveries observed in 2013 have been incorporated into the forecast, and plant expansion work from 2013 will result in an increase in annual throughput compared to 2013. Jabali will provide 17 percent of process plant feed, at a forecast grade of 2.99 grams of gold per tonne.

     For the Limon Mine, gold production in 2014 is expected to be between 62,000 and 66,000 ounces with a cash operating cost of $690 to $705 per ounce. The development of improved backfill systems will result in a higher extraction rate for underground ore.

     At the Otjikoto project in Namibia, recently announced additional positive exploration drilling results from the Wolfshag zone indicate the potential to outline a larger higher grade resource that could lead to the future expansion of production and/or an increase in the mine life.

     Construction of the Otjikoto open pit gold mine, which commenced in January 2013, is on schedule and on budget. Otjikoto is scheduled to commence production in the fourth quarter of 2014.

     Total pre-production capital costs are estimated to be $244.2 million (excluding finance lease equipment purchases, power plant construction and pre-production stripping costs). All mining equipment for the initial stages of mine development has arrived at site and strip mining has commenced. Mill infrastructure is being developed, installation of the leach tanks began in October and the man camp has been completed and is open. More than 95% of all earthworks have been completed.

     The current average annual production for the first five years is approximately 141,000 ounces of gold per year at an average operating cash cost of $525 per ounce and for the life of mine approximately 112,000 ounces of gold per year at an average operating cash cost of $689 per ounce.

     The recently discovered higher grade Wolfshag zone near the currently planned Otjikoto pit, indicate the potential to extend the mine life and / or increase annual gold production.

     With the Otjikoto mine in production, the Company is projecting total 2015 gold production of approximately 550,000 ounces, based on current assumptions.

Growth Strategy

     The recent announcement of the acquisition of Volta Resources Inc. by B2Gold highlights the Company’s commitment of growth through exploration and acquisition opportunities while maximizing the value of our operating mines and development projects.

     This acquisition (subject to the approval of at least 66 2/3% of the votes cast of the shareholders of Volta) will add an 81% interest in the Kiaka gold project in Burkina Faso, Africa to B2Gold’s development portfolio and a 100% interest in two additional gold exploration projects in Burkina Faso. The Kiaka gold project is an advanced stage project with the potential to sustain an average annual production rate of approximately 340,000 ounces of gold over a 10 year mine life based on a Pre-Feasibility Study released in May 2012 and contained in Volta’s current independent technical report released in January 2013. The Company plans to complete a Final Feasibility Study on the Kiaka project in 2014.

     The addition of the Kiaka gold project significantly enhances the Company’s gold leverage and adds a significant, high quality asset with a well defined resource and low technical risk to the Company’s portfolio with the potential to contribute meaningfully to the Company’s impressive future production growth profile.

     Our discipline toward acquisitions will continue to be focusing on projects that are accretive to our shareholders based on the existing asset.

     In light of the recent significant decline in gold price, the Company has modified its capital and exploration expenditures program for the remainder of 2013, and 2014. The Company continues to prioritize maximizing strong operating and financial performance, controlling costs, while remaining focused on developing its growth projects, funding them partly from cash from operations and keeping debt at manageable levels. Exploration will focus primarily on mine site and brownfields exploration.

     The Company’s strong cash from operations, combined with its recent completion of the $258.75 million convertible senior subordinated notes and $100 million available for drawdown under the Company’s Senior Credit Facility leaves us in a solid cash position.

     In conclusion we are pleased to report another strong quarter and believe the Company is well positioned for continued success and growth.

OUTSTANDING SHARE DATA

     At November 12, 2013 there were 651,387,282 common shares outstanding. In addition, there were approximately 37.3 million stock options outstanding with exercise prices ranging between Cdn.$0.80 to Cdn.$4.00 per share and 3 million RSU. More information is disclosed in Note 13 of the Company’s September 30, 2013 unaudited interim consolidated financial statements.

CAUTION ON FORWARD-LOOKING INFORMATION

     This Management’s Discussion and Analysis contains forward-looking statements within the meaning of applicable securities laws, which reflect management’s expectations regarding the Company’s future growth, results of operations (including, without limitation, future production and capital expenditures), performance (both operational and financial), global prices for gold, changes in currency exchange rates and business prospects (including the accuracy of estimated mineral reserves and resources, metallurgical recoveries and operating costs, the timing and development of new deposits and the success of exploration activities) and opportunities. Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify these forward-looking statements. Although the forward-looking statements contained in this Management’s Discussion and Analysis reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, the Company cannot be certain that actual results will be consistent with these forward-looking statements. A number of factors could cause actual results, performance, or achievements to differ materially from the results expressed or implied in the forward-looking statements including those listed in the “Risk Factors” section of this management’s discussion and analysis and the document entitled “Risk Factors”, attached to the Company’s Material Change Report filed on SEDAR on August 23, 2013, and filed as Form 6-K on EDGAR on August 23, 2013. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Forward-looking statements necessarily involve significant known and unknown risks, assumptions and uncertainties that may cause the Company’s actual results, performance, prospects and opportunities in future periods to differ materially from those expressed or implied by such forward-looking statements. Although the Company has attempted to identify important risks and factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors and risks that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, shareholders should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date of this Management’s Discussion and Analysis and, other than as required by applicable securities laws, the Company assumes no obligation to update or revise them to reflect new events or circumstances.

     For a more comprehensive discussion of the risks faced by the Company, refer to the document entitled “Risk Factors,” attached to the Company’s Material Change Report filed on SEDAR at www.sedar.com on August 23, 2013, and filed as Form 6-K with the United States Securities and Exchange Commission (“SEC”) on EDGAR at www.sec.gov/edgar.html on August 23, 2013.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

     This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All resource and reserve estimates included in this Management’s Discussion and Analysis have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects that are considered material to the issuer. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set out in Industry Guide 7. Consequently, reserve and resource information contained in this Management’s Discussion and Analysis is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

     In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this Management’s Discussion and Analysis may not qualify as “reserves” under SEC standards. Disclosure of “contained ounces” is permitted under the Canadian disclosure rules; however, the SEC normally only permits issuers to report mineralization that do not constitute reserves as in place tonnage and grade without reference to unit measures.

     In addition, this Management’s Discussion and Analysis uses the terms “mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in this Management’s Discussion and Analysis is economically or legally mineable. In addition, the definitions of “proven mineral reserves” and “probable mineral reserves” under reporting standards in Canada differ in certain respects from the standards of the SEC. For the above reasons, information contained in this Management’s Discussion and Analysis that describes the Company’s mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.